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News Release

FRITZ COMPANIES ANNOUNCES THE PROMOTION OF TWO KEY EXECUTIVES; INTERNATIONAL AND DOMESTIC OPERATIONS REALIGNED SAN FRANCISCO, October 21 - Fritz Companies, Inc. (NASDAQ: FRTZ) today announced the promotion of two key executives and the realignment of its international and domestic operations. Richard Gervais was appointed executive vice president of the company's North American operations, reporting directly to the Office of the Chairman. In his new assignment, Mr. Gervais will be responsible for both the U.S. and the Canadian operations. In addition, he was named to the company's governing Executive Committee.

Previously, Mr. Gervais was president of Fritz Starber of Canada. In this post, he has been responsible for achieving the highest customer satisfaction levels and the most consistent growth among all the Fritz worldwide operations. He served with Fritz Starber and its predecessor company for a total of 28 years. "Mr. Gervais' proven track record in leading Fritz Companies' largest non-U.S. business to world-class customer satisfaction levels - as well as instituting excellent human resource practices - will play a key role in helping Fritz accelerate the achievement of the company's Mission," said Lynn C. Fritz, chairman and CEO, and Raymond L. Smith, COO, members of the Office of the Chairman, in announcing the appointment.

In addition, Billy Tse has been named managing director of Asia/Pacific Operations, reporting directly to the Office of the Chairman. His new responsibilities will include North, Central, South Asia and Indochina. Mr. Tse has been responsible for developing Fritz Companies' Asia market and instrumental in gaining recognition for the company as one of the industry leaders in Asian trade management services. Mr. Tse has been with Fritz Companies for 16 years and has over 36 years of industry related experience. "Mr. Tse is very familiar with every aspect of the Asian market and has the leadership skills and proven knowledge to meet Fritz customers' long-term logistics requirements," said Mr. Fritz.

Michael Rolls, managing director, Australasia; Fred Schardt, managing director, Europe; Albert Benki, managing director, Latin America; and Gary Friedman, senior director of Fritz Domestic Services, will continue in their current assignments, also reporting directly to Office of the Chairman.

After 13 years with Fritz, Dennis L. Pelino, who has been responsible for
International Operations, has resigned to pursue other interests.   "He has
worked tirelessly to develop a global presence and world-class operation. We thank him for his countless contributions and wish him the best in his future endeavors," said Mr. Fritz.

Fritz Companies is a specialist in global integrated logistics, delivering comprehensive supply chain solutions to its customers worldwide. Fritz provides flexible door-to-door transportation and material management through sophisticated information systems, placing its emphasis on simplifying processes and reducing overall transportation costs. The Fritz network is composed of highly trained professionals in more than 450 locations in some 115 countries.

Fritz Companies, Inc. (NASDAQ: FRTZ) global headquarters is at 706 Mission Street, San Francisco, CA, 94103 USA, tel #: 415.904.8360. All recent press releases are available via fax-on-demand service accessed by dialing
888.286.6419.  Additional information is available via the Internet:
www.fritz.com.




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